TENNYSON
NETWORKS LIMITED
(Administrators Appointed)

December 9, 2003

By Facsimile
0015 1 202 942 9624
3 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Fi
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 9 December 2003 re: **Results of Second Meeting of Creditors.**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

dlw 12/17

TENNYSON
NETWORKS LIMITED
(Administrators Appointed)

9 December 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: Results of Second Meeting of Creditors (Reconvened)

The Administrators of Tennyson Networks Limited (ASX:TNY) advise that, at the reconvened second meeting of creditors of the company held on 8 December 2003, the creditors resolved to approve the execution of a Deed of Company Arrangement proposed by Ascent Capital Pty Ltd.

The Administrators tabled a statement from the directors of Neoside Pty Ltd, who remain confident that their $9.8 million subscription agreement obligation shall be met. A copy of the statement is attached.

Separately, the Administrators advise that liquidators have been appointed to the company's New Zealand subsidiary, Datareach Limited, at the request of Datareach Limited's directors.

Further information on the company's administration is accessible from the Administrators' website at www.pwcrecovery.com

Lodged with the consent of the administrators.
R.A. PULLIA
Company Secretary

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0400 FAX +61-3- 8558 0484
email: tny@tennyson.com.au website: www.tennyson.com.au

Neoside Pty. Ltd.

ACN 007 442 579

8th December 2003

Mr. N. Brooke
Administrator
PricewaterhouseCoopers
215, Spring Street
Melbourne Victoria 3000

Dear Mr. Brooke,

Re: Tennyson Networks – Subscription Agreement

Following our letter of the 24th November 2003, we the Directors of Neoside wish to provide an update on the transaction which is the source of funds required by Neoside to meet its Subscription obligation to Tennyson Networks Limited.

As some parties to the transaction had sought additional provisions, the schedule outlined in our letter of the 24th November 2003 has not been met. The process was delayed while these new requirements were negotiated. Agreement was reached and signed off by the parties on Thursday 4th December 2003.

Arrangements to facilitate the transaction are now in progress. It is anticipated that the implementation will start in the week beginning the 8th December 2003. This will involve tranches to the Neoside account on a daily basis until the subscription commitment has been met.

Notwithstanding that the creditors of Tennyson Networks may vote in favour of the proposed Deed of Company Arrangement, we note that it is still subject to shareholder approval.

A vote in favour of the DCA at today's meeting, will in no way prevent us from meeting our obligations pursuant to the Subscription Agreement dated the 16th July 2003, once our financing arrangements for the $9.8 million has been completed.

As the transaction has reached the implementation phase we shall continue to maintain daily contact with the Administrator. As part of this process we shall in the next few days provide the Administrator with a detailed timeline leading to the lodgement of the subscription amount of $9.8 million.

Once Neoside has it's funding in place we shall contact the Administrator to determine the mechanism to return control of the company to its directors and emerge from administration.

Yours faithfully,

John Fletcher
<u>DIRECTOR</u>

Geoffrey Rubython
<u>DIRECTOR</u>

Registered Address: Suite 6, 1949-1957, Malvern Road, Malvern East, Victoria 3145
Telephone: +613 9885 0600 Fax: +613 9885 0688
Postal Address: PO Box 157, Darling, Victoria 3145